

October 28, 2010

Mr. Edward Chaplin
Chief Financial Officer
MBIA INC.
113 King Street
Armonk, NY 10504

Re: MBIA INC.
Form 10-K filed March 1, 2010
Form 10-Q filed May 10, 2010
File No. 001-9583

Dear Mr. Chaplin:

We have reviewed your August 27, 2010 and July 22, 2010 responses to our comments issued on July 28, 2010 and June 30, 2010 letters and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6: Investments, page 172

1. It is unclear from your August 27, 2010 response to comment three how you considered the duration and severity of the unrealized losses in determining that they are not credit related. Please revise your response to explain why you believe that the above indicators are not signs of credit impairments. Furthermore, please explain why you believe rating downgrades, slower repayments, and decrease in expected cash flows, which you attribute to the factors contributing to the unrealized losses, are not credit related. To the

extent the unrealized losses are fully covered under the payment guarantee disclose that fact or quantify the extent it is covered.

Note 12: Loss and Loss Adjustment Expense Reserves, page 196

2. We acknowledge your July 22, 2010 response to comment four of our June 30, 2010 letter. It is unclear to us that your response provides a sufficient basis to include, in your measurement of your claim liability under ASC 944-40-25-42, cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments.   Please tell us if the following understanding and observations are correct. Our understanding is that your contractual right to put-back breached loans, even if they have not been charged-off, does not equate to a contractual right to receive cash flows in excess of the sum of your cumulative paid claims to date plus the present value of projected future claim payments. We also note that the accounting literature (i.e. ASC Topics 944 and 450) does not permit recognition of such excess cash flows until they are realizable. Accordingly, the existence of a contractual right to put-back loans that have not been charged-off does not appear to provide a sufficient basis to include in your claim liability measurement cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments. For example, it would appear inappropriate to include in your scenario where sellers/servicers repurchase all loans that were deemed to be in breach of sellers'/servicers' representations and warranties recoveries in excess of your claims paid plus the present value of projected future claim payments. This appears to be true even if subordination or over-collateralization exits. The existence of subordination or over-collateralization within the securitization might increase the probability that you will collect cash flows equal to your paid claims plus the present value of projected future claim payments in certain facts and circumstances; however, it does not appear to increase the amount of cash that you are contractually entitled to recover. If our understanding and observations are correct, it does not appear appropriate to include cash flow recovery scenarios in excess of your paid claims plus the present value of projected future claim payments in your measurement of your claim liability under ASC 944-30-25-42.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 79

3. Please confirm that you will provide in future filings an explanation of how the net unearned premium revenue reconciliation item was determined as provided in your August 27, 2010 response to comment five. In addition, please provide a discussion that explains why you determined 12% to be a reasonable rate to estimate the loss provision.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant